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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)

                           CENTRE CAPITAL CORPORATION
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                                (Name of Issuer)




                    Common Stock, Par Value $0.001 Per Share

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                         (Title of Class of Securities)



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                                 (CUSIP Number)

                                      Wu Ge
                            c/o Robert S. Brown, Esq.
                                Reitler Brown LLC
                          800 Third Avenue, 21st floor
                               New York, NY 10022

                                 (212) 209-3050
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                               September 10, 2003
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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                                                        SCHEDULE 13D

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CUSIP NO.                                                                                      PAGE 2 OF 5 PAGES----------
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
    1      NAMES OF REPORTING PERSONS

          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Wu Ge
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                        (A) [ ]

           (SEE INSTRUCTIONS)                                                                                      (B) [ ]
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    3      SEC USE ONLY
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    4      SOURCE OF FUNDS (SEE INSTRUCTIONS)

                    OO
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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS                                  [ ]
           2(D) OR 2(E)
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    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                    Peoples Republic of China.
------------------------------- ---------- --------------------------------------------------------------------------------
                                    7      SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY
   OWNED BY EACH REPORTING                          -13,350,240-
         PERSON WITH
                                    8      SHARED VOTING POWER

                                                    -0-

                                    9      SOLE DISPOSITIVE POWER

                                                    -13,350,240-

                                   10      SHARED DISPOSITIVE POWER

                                                    -0-
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  -13,350,240-
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                                                [ ]
         SHARES (SEE INSTRUCTIONS)
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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   29.1%
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14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                   [IN]

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ITEM 1.  SECURITY AND ISSUER.

This Schedule 13D relates to 13,350,240 shares (the "Shares"), of common stock, par value $0.001 per share (the "Common Stock"), of Centre Capital Corporation, a Nevada corporation (the "Company"). The principal executive offices of the Company are located at No. 1509, Hangyun Building, 48, 2 Road, Ba Qi, Guangzhou, Peoples Republic of China.


ITEM 2.  IDENTITY AND BACKGROUND.

(a) This Schedule 13D is filed by Wu Ge (the "Reporting Person"). Information contained herein with respect to the Reporting Person is given solely by such Reporting Person.

(b) The business address for the Reporting Person is No. 1509, Hangyun Building, 48, 2 Road, Ba Qi, Guangzhou, Peoples Republic of China.

(c) The Reporting Person is a director and Chief Financial Officer of the Company which is located at No. 1509, Hangyun Building, 48, 2 Road, Ba Qi, Guangzhou, Peoples Republic of China.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)  The Reporting Person is a citizen of Peoples Republic of China.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On June 30, 2003, Guangzhou Genghai Technology Development Co. Ltd., a People's Republic of China corporation ("Genghai"), and the stockholders of Genghai, including the Reporting Person (the "Genghai Stockholders"), entered into a Share Exchange and Reorganization Agreement (the "Agreement") with the Company, which set forth the terms and conditions of the business combination (the "Transaction") of the Company and Genghai through the exchange by the Genghai Stockholders of their interest therein for shares of Common Stock, as a result of which Genghai became a wholly-owned subsidiary of the Company. The Transaction closed on September 10, 2003, pursuant to which the Reporting Person received the Shares.


ITEM 4.   PURPOSE OF THE TRANSACTION

The Reporting Person purchased the Shares as part of the Transaction. The Reporting Person presently considers the Common Stock an attractive investment and intends to review his investment on an ongoing basis. Such continuing review may result in a Reporting Person acquiring additional shares of Common Stock in the open-market or in privately negotiated transactions, maintaining his holdings at current levels or selling all or a portion of his holdings in the open-market or in privately negotiated transactions. Any such actions the Reporting Person undertakes will be dependent upon, among other things, the availability of shares of Common Stock for purchase and the price levels of such shares; general market and economic conditions; on-going evaluation of the Company's business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; the availability of funds for the purchase of additional shares of Common Stock; the actions of the management and Board of Directors of the Company; and other future developments. Although the foregoing reflects activities presently contemplated by the Reporting Person with respect to the Company, the foregoing is subject to change at any time. Except as set forth above, the Reporting Person has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.

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ITEM 5.  INTEREST IN THE SECURITIES OF THE COMPANY.

(a) The Reporting Person beneficially owns 13,350,240 shares of Common Stock, which represent approximately 29.1% of Common Stock outstanding (based on 45,800,000 shares of Common Stock of the Company issued and outstanding as of September 10, 2003).

(b) The Reporting Person has (i) the sole power to vote or direct the vote of the 13,350,240 shares of Common Stock and (ii) the sole power to dispose of or to direct the disposition of such 13,350,240 shares of Common Stock.

(c) Except for the Transaction described in Item 3, to the best knowledge and belief of the undersigned, no transactions involving the Common Stock have been effected during the past 60 days by the Reporting Person.

(d)  Not applicable.

(e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

Not applicable.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

1. Share Exchange Agreement and Plan of Reorganization, dated as of June 30, 2003, filed as exhibit 10.1 to the Company's Form 8-K on August 13, 2003.

2. Amendment No. 1 to the Share Exchange Agreement and Plan of Reorganization, dated as of July 15, 2003, filed as exhibit 10.4 to the Company's Form 8-K on August 13, 2003.





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                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:    September 15, 2003




                                              /s/ Wu Ge
                                              -----------------------
                                              WU GE